Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED BY-LAWS

OF

VONAGE HOLDINGS CORP.

November 21, 2021

This Amendment (this “Amendment”) to the Amended and Restated By-laws of Vonage Holdings Corp., a Delaware corporation (the “corporation”), dated as of June 13, 2018 (the “By-laws”), adopted as of the date first written above, hereby amends the Bylaws of the Company pursuant to Article VI of such By-laws, as follows:

1.	A new Section 5.9 is hereby added, consisting of the following language:

“Section 5.9. Forum for Adjudication of Disputes.

(a) Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery lacks jurisdiction, a state court located within the State of Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: any (i) derivative action or proceeding brought on behalf of the corporation; (ii) action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder of the Corporation to the Corporation or the corporation’s stockholders; (iii) action asserting a claim arising under any provision of the General Corporation Law of the State of Delaware (the “DGCL”) or the Certificate of Incorporation or these Bylaws (as either may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) action asserting a claim governed by the internal affairs doctrine. This Section 5.9 (a) shall not apply in any respect to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended or the rules and regulations promulgated thereunder, or any other claim or cause of action for which the federal courts have exclusive jurisdiction.

(b) Unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder.

(c) If any provision or provisions of this Section 5.9 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 5.9 (including, without limitation, each portion of any sentence of this Section 5.9 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of Section 5.9.”

2.	Except as otherwise expressly provided herein, the By-laws are unmodified and shall continue in full force and effect.

[Signature Pages Follows]

The undersigned duly authorized officer of the corporation hereby certifies that the foregoing Amendment to the By-laws of Vonage Holdings Corp. was adopted by resolution of the board of directors as of the date first written above.

VONAGE HOLDINGS CORP.

By:	/s/ Rory Read
Name:	Rory Read
Title:	Chief Executive Officer

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